

DIVISION OF
INVESTMENT MANAGEMENT

January 20, 2010

John C. Miles, Esq.
Cline Williams Wright Johnson & Oldfather, LLP
Suite 1900
233 S. 13th Street
Lincoln, Nebraska 68508

> Re: Clarity Fund, Inc.
>   File Nos. 811-22372 and 333-163887

Dear Mr. Miles:

      We have reviewed the registration statement filed December 21, 2009 for the Clarity Fund (the "Fund") on Form N-1A with the Commission. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

General

1.   Please include a cover letter with future filings relating to this registration statement.

2.   There appears to be a substantial non-compliance with the new form requirements of Form N-1A, including disclosure of Items 2 through 8 (the "summary" section) in the order required by the Form. See General Instruction C.3.(a) to Form N-1A. We note information that is not required or permitted by those Items may not be included in the summary. Please revise the prospectus accordingly.

Prospectus

Front and Back Cover Pages

3.   Please put the ticker symbol on the Front Cover. See Item 1(a)(2) to Form N-1A.

4.   The proposed Back Cover Page precedes the Front Cover Page of the prospectus. Please change the location of the Back Cover Page so it is located at the back of the prospectus. See Item 1 of Form N-1A. Also, please revise the Back Cover Page to conform to the requirements of Item 1(b)(3) of Form N-1A.

Clarity Fund Performance

5.   Please move this section to immediately after the section entitled Principal Risks. See General Instruction C.3.(a) to Form N-1A.

Clarity Fund Expenses

6.   Please rename the heading of this section (i.e., "Fees and expenses of the Fund"). Also, clarify that "Shareholder Fees" is a sub-heading of this section. Please make a similar revision to the sub-heading "Annual Fund Operating Expenses". The current sub-heading presentation is indistinguishable from the fees and expenses line items. See Item 3 of Form N-1A.

7.   Please revise the parenthetical following the line item "Annual Fund Operating Expenses" to conform to Item 3 of Form N-1A by stating "(expenses that you pay each year as a percentage of the value of your investment)".

8.   Please remove footnotes 1, 2 and 3 following the table as they are neither required nor permitted by Item 3 of Form N-1A. See General Instruction C.3(b) to Form N-1A. You may include an abbreviated version of footnote 3 as a parenthetical following the line item "Redemption Fee". You may retain footnote 4 if it is revised to include the information required by Item 4, Instruction 3(e) of Form N-1A.

9.   Please add portfolio turnover disclosure required by Item 3, Instruction 5, to Form N-1A.

Clarity Fund, Inc. and Investment Objective

10.   Please delete these two sections since they do not meet the location requirements of Form N-1A. Some of the disclosure from the first section can be moved to the "Management" section that should precede the section "Purchase and Sale of Fund Shares". See Item 5 to Form N-1A. The second section should be revised to eliminate the sentence discussing changing the objectives without a shareholder vote and then moved to a location after the "Table of Contents". See Item 2 to Form N-1A.

Principal Investment Strategies

11.   Please revise this section to provide a concise summary of the strategies the Fund intends to utilize to achieve its stated investment objective based on information to be provided in response to Item 4(a) of Form N-1A. Please note that Form N-1A requires another section of the prospectus to provide a more complete discussion of the fund's principal investment strategies in response to Item 9(b). Also, the disclosure in this section state that the Fund will engage in short sales and invest in other investment companies, including ETFs. Please confirm to us that the fee table will include any short interest or AFFE generated by these policies.

Principal Risks

12.   Please provide a similar concise summary for the Fund's "Principal Risks" as was requested for the "Principal Investment Strategies" above. <u>See</u> Items 4(b) and 9(c) of Form N-1A.

13.   Please revise the discussion of "Interest Rate Risk" to clarify the inverse relation between interest rates and debt prices.

14.   Please inform us whether the Fund will invest in leveraged ETFs. If so, risk disclosure should be expanded.

15.   Disclosure states that Government-Sponsored Enterprises ("GSEs") are not a principal strategy, although it is considered a principal risk. Please reconsider whether investing in GSEs is a principal strategy in light of Item 9(b)(1), Instruction 2 to Form N-1A. Generally a strategy that generates a principal risk is a principal strategy. Please inform us of your views on this matter.

Purchasing Fund Shares

16.   Please revise the heading of this section to "Purchase and Sale of Fund Shares" or a similar heading and delete the excessive information that is neither permitted nor required by Item 6 of Form N-1A. Most of the deleted information can be moved to a location permitted by Item 11 of Form N-1A.

Distribution and Taxes

17.   Please revise the heading of this section to "Taxes" or "Tax Information" to clarify that the section summarizes primarily the tax aspects of the Fund. Also, revise this section to include only the information required by Item 7 to Form N-1A.

Management

18.   Please include only the information expressly required by Item 5 and move the disclosure to immediately after the "Principal Risks" section.

19.   Please disclose the specific experience for each of the portfolio managers for the last five years as required by Item 10(a)(2) to Form N-1A.

Performance of Related Accounts

20.   Please revise the heading of this section to clarify that the performance is of the adviser

managing another account, not the Fund's performance (e.g., "Performance of the Advier managing accounts similar to the Fund"). Also, revise the presentation to comply with the requirements of the Nicholas-Applegate no-action letter (pub. avail. August 6, 1996). The letter requires, for example, that performance presentation includes all the adviser's accounts/funds that are managed in a manner substantially similar to the way the Fund will be managed.

Fund Distribution

21.   Disclosure in this section states that the Fund has a 12b-1 plan which has not been activated. Please disclose the amount of fee payable under the plan. Also, disclose that because the fees are paid out of the Fund's assets on an ongoing basis, these fees will increase the cost of your investment. See Item 12(b) to Form N-1A. Finally, describe the circumstances that would make the 12b-1 plan effective.

Statement of Additional Information

Compensation

22.   Disclosure states that since the Fund has not yet commenced operations, the directors have not yet received compensation. Item 17(c)(2), Instruction 2, of Form N-1A requires that if the Fund has not completed its first full year since organization, the information for the current fiscal year should be estimated. Please disclose an estimate for the director's compensation and provide the footnote disclosure required by the Item.

Other Information

Signatures

23.   The registration statement does not appear to have been executed. Please ensure that future amendments are executed by the appropriate officers and directors. In addition, if any name is signed pursuant to a power of attorney, please file a copy of that power of attorney as an exhibit. See Rule 483(b) of the Securities Act of 1933.

General Comments

1.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any

pre-effective amendments.

3.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

4.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

5.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

_____

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please provide a response to all comments. Where no changes will be made in response to a comment, please say so in a supplemental letter and state the basis for your position.

The staff may have further comments upon review of your response to these comments and the completion of omitted items.

If you have any questions regarding these comments, please call me at (202) 551-6946.

Sincerely,

Briccio B. Barrientos
Senior Accountant
Branch 17